================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                  For the quarterly period ended March 31, 2001

                                 ---------------

                       VERSATEL TELECOM INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)

                                Hullenbergweg 101
                           1101 CL Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)

                                 --------------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X   Form 40-F
                                     ---            ---

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___  No X

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A



================================================================================

                       VERSATEL TELECOM INTERNATIONAL N.V.

                          QUARTERLY REPORT ON FORM 6-K
                  AS OF AND FOR THE PERIOD ENDED MARCH 31, 2001



                                      INDEX

                                                                            Page
                                                                            ----

PART I:  FINANCIAL INFORMATION

ITEM 1.  Financial Statements................................................  4

         Unaudited Consolidated Balance Sheet as of March 31, 2001
         and Audited Consolidated Balance Sheet as of December 31, 2000......  4

         Unaudited Consolidated Statements of Operations for the
         Three Months Ended March 31, 2001 and March 31, 2000................  6

         Unaudited Consolidated Statements of Cash Flows for the
         Three Months Ended March 31, 2001 and March 31, 2000................  7

         Unaudited Statement of Shareholders' Equity for the
         Three Months Ended March 31, 2001, and Audited Statement of
         Shareholders' Equity for the Year Ended December 31, 2000...........  8

         Notes to the Unaudited Consolidated Financial Statements............  9

ITEM 2.  Management's Discussion and Analysis of Financial Condition
         and Results of Operations........................................... 14

ITEM 3.  Quantitative and Qualitative Disclosures about Market Risk.......... 23


PART II:  OTHER INFORMATION.................................................. 24

SIGNATURES................................................................... 25

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

              This Quarterly Report on Form 6-K includes "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, relating to our business. Such forward-looking statements can often be identified by the use of forward-looking terminology such as "believe", "expect", "may", "are expected to", "should", "would be", "seek" or "anticipate" or similar expressions or comparable terminology, or by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

              o Our anticipated expansion plans for our network and growth strategies,

              o Our expectation of the impact of this expansion on our revenue potential, cost basis and margins,

              o    Our expectation of the competitiveness of our services,

              o    Our intention to introduce new products and services,

              o Anticipated trends and conditions in our industry, including regulatory reform and the liberalization of telecommunications services across Europe, and

              o    Our ability to compete, both nationally and internationally.

              In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this Quarterly Report might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



                           PRESENTATION OF INFORMATION

              Our financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). As of January 1, 2000, we publish our financial statements in euro. Prior to this date we published our financial statements in Dutch guilders.

              In this document, references to "euro" or "Euro" are to the currency introduced at the start of the third stage of Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on European Union, references to "Dutch guilders" or "NLG" are to the currency of The Netherlands, and references to "U.S. dollars" or "$" are to United States dollars. Solely for the convenience of the reader, this document contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translation of euro into U.S. dollars has been made at $0.8794 per Euro 1.00, the noon buying rate on March 31, 2001. The noon buying rate is the rate announced by the Federal Reserve Bank of New York for customs purposes as the rate in the City of New York for cable transfers in foreign currencies.

                         PART I - FINANCIAL INFORMATION

ITEM 1.                 FINANCIAL STATEMENTS

                       VERSATEL TELECOM INTERNATIONAL N.V.

                       AUDITED CONSOLIDATED BALANCE SHEET
               AS OF DECEMBER 31, 2000 AND UNAUDITED CONSOLIDATED
                       BALANCE SHEET AS OF MARCH 31, 2001
                             (amounts in thousands)


                                             December 31, 2000          March 31, 2001
                                           ---------------------  --------------------------
                                                                          (unaudited)
                                                    Euro             Euro              US$
ASSETS

Current Assets:
    Cash and cash equivalents.............          61,618           87,296           76,768
    Marketable securities.................       1,116,249          958,964          843,313
    Restricted cash, current portion......          26,009           28,090           24,702
    Accounts receivable, net..............          74,807           78,444           68,984
    Inventory, net........................           9,804           12,622           11,100
    Unbilled revenues.....................          12,327           17,836           15,685
    Prepaid expenses and other............          51,568           32,044           28,179
                                                 ---------        ---------        ---------
      Total current assets................       1,352,382        1,215,296        1,068,731
                                                 ---------        ---------        ---------

Fixed Assets:
    Property, plant and equipment, net....         591,391          614,430          540,330
    Construction in progress..............         175,766          186,300          163,832
                                                 ---------        ---------        ---------
      Total fixed assets..................         767,157          800,730          704,162
                                                 ---------        ---------        ---------

Investment, at cost.......................               -              120              106
Capitalized finance costs, net............          41,435           39,371           34,623
Other non-current assets..................          11,003           11,444           10,064
Goodwill, net.............................         245,663          238,581          209,808
                                                 ---------        ---------        ---------

Total assets..............................       2,417,640        2,305,542        2,027,494
                                                 =========        =========        =========







          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                    AUDITED CONSOLIDATED BALANCE SHEET AS OF
                  DECEMBER 31, 2000 AND UNAUDITED CONSOLIDATED
                       BALANCE SHEET AS OF MARCH 31, 2001
                             (amounts in thousands)


                                             December 31, 2000          March 31, 2001
                                           ---------------------  --------------------------
                                                                          (unaudited)
                                                    Euro             Euro             US$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable .......................         128,716          119,554          105,136
  Accrued liabilities ....................         218,152          191,305          168,234
  Unearned revenue .......................          16,461           20,507           18,034
  Current portion of capital lease
   obligations ...........................           1,334              572              503
                                                 ---------        ---------        ---------
    Total current liabilities ............         364,663          331,938          291,907
                                                 ---------        ---------        ---------

Capital lease obligations, net of
 current portion .........................           1,369            1,353            1,190
Long-term liabilities ....................          25,648           26,607           23,398
Long-term debt ...........................       1,658,104        1,697,900        1,493,133
Accreted interest on convertible notes ...          26,538           33,964           29,868
                                                 ---------        ---------        ---------
  Total liabilities ......................       2,076,322        2,091,762        1,839,496
                                                 ---------        ---------        ---------

Shareholders' Equity:
  Ordinary shares, NLG 0.05 par value,
  91,098,323 and 89,661,986 issued and
  outstanding as of March 31, 2001 and
  December 31, 2000 respectively .........           2,033            2,067            1,818
  Additional paid-in capital .............       1,019,015        1,022,934          899,567
  Warrants ...............................             722              421              371
  Deferred compensation ..................         (19,270)         (19,245)         (16,925)
  Accumulated deficit ....................        (661,182)        (792,397)        (696,833)
                                                 ---------        ---------        ---------
   Total shareholders' equity ............         341,318          213,780          187,998
                                                 ---------        ---------        ---------
Total liabilities and shareholders'
 equity ..................................       2,417,640        2,305,542        2,027,494
                                                 =========        =========        =========



          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
          FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 2001
              (amounts in thousands, except for per share amounts)


                                                        Three Months Ended
                                           -------------------------------------------------
                                              March 31, 2000           March 31, 2001
                                           ---------------------  --------------------------
                                                     Euro             Euro              US$
OPERATING REVENUES ............................     29,175           61,744           54,298

OPERATING EXPENSES:
  Cost of revenues, excluding depreciation
  and amortization ............................     22,213           40,197           35,349
  Selling, general and administrative .........     36,745           47,320           41,613
  Restructuring expense .......................       --              7,500            6,596
  Depreciation and amortization ...............     15,284           30,320           26,663
                                                   -------         --------         --------
    Total operating expenses ..................     74,242          125,337          110,221
                                                   -------         --------         --------

    Operating Loss ............................    (45,067)         (63,593)         (55,923)

OTHER INCOME (EXPENSES):
  Foreign currency exchange gains (losses),
  net .........................................    (24,076)         (37,493)         (32,971)
  Interest income .............................      9,229           14,257           12,537
  Interest expense ............................    (28,298)         (44,533)         (39,162)
  Other .......................................       --                147              129
                                                   -------         --------         --------
    Total other income (expenses), net ........    (43,145)         (67,622)         (59,467)

    Loss before income taxes and
     minority interest ........................    (88,212)        (131,215)        (115,390)
                                                   -------         --------         --------
Credit from income taxes ......................         41               --               --
                                                   -------         --------         --------
  Loss before minority interest ...............    (88,171)        (131,215)        (115,390)
                                                   -------         --------         --------
Minority interest .............................        367               --               --
                                                   -------         --------         --------
  Net loss ....................................    (87,804)        (131,215)        (115,390)
                                                   =======         ========         ========

Net loss per share (basic and diluted) ........      (1.10)           (1.46)           (1.29)

Weighted average number of shares outstanding
Basic .........................................     80,036           89,685           89,685
Diluted .......................................     95,872          109,272          109,272



          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 2001
                             (amounts in thousands)


                                                                      Three Months Ended
                                                       -------------------------------------------------
                                                           March 31, 2000           March 31, 2001
                                                       ---------------------  --------------------------
                                                                Euro           Euro           US$
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss ..........................................      (87,804)       (131,215)     (115,390)
  Adjustments to reconcile net loss to net
  cash used in operating activities--
    Depreciation and amortization ......................       15,284          30,320        26,663
    Amortization of finance cost .......................        1,107           1,754         1,542
    Accreted interest on convertible notes .............         --             7,423         6,528
    Stock based compensation ...........................         --             2,503         2,201
    Reorganization accrual .............................         --             7,500         6,595
    Exchange loss on long-term debt and restricted
    cash ...............................................       23,800          37,493        32,971
Changes in other operating assets and liabilities
  Accounts receivable ..................................      (11,792)         (3,637)       (3,199)
  Inventory ............................................          495          (2,818)       (2,478)
  Prepaid expenses and other ...........................        2,312          13,572        11,935
  Accounts payable .....................................       (2,180)         (9,162)       (8,057)
  Unearned revenue .....................................        3,239           4,046         3,558
  Accrued liabilities ..................................        9,357         (31,312)      (27,535)
                                                           ----------      ----------      --------
     Net cash used in operating activities .............      (46,182)        (73,533)      (64,666)
                                                           ==========      ==========      ========

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures .................................      (56,726)        (57,865)      (50,886)
  Cash received from disposal of fixed assets ..........         --             1,286         1,130
  Investments ..........................................         --              (120)         (106)
  Finance costs senior notes and convertible notes .....      (19,317)           --            --
  Acquisition of business, net of cash acquired ........      (62,959)           --            --
  Purchases of marketable securities ...................   (4,562,707)     (1,961,475)   (1,724,921)
  Sales of marketable securities .......................    2,956,058         999,944       879,352
                                                           ----------      ----------    ----------
     Net cash used in investing activities .............   (1,745,651)     (1,018,230)     (895,431)
                                                           ==========      ==========    ==========

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments under capital lease obligations .............        1,989            (778)         (684)
  Repayment of short-term loans ........................       (1,550)         (3,035)       (2,669)
  Proceeds from long-term debt .........................        1,431             959           843
  Proceeds from senior notes and convertible notes .....      659,877            --            --
  Restricted cash ......................................         --               307           270
  Proceeds from warrants exercised .....................           54             296           260
  Proceeds from exercised options ......................        1,145             876           769
  Shareholder contributions ............................      198,400            --            --
                                                           ----------      ----------      --------
     Net cash provided by (used in) financing activities      861,346          (1,375)       (1,209)
                                                           ==========      ==========      ========

Net increase (decrease) in Cash ........................     (930,487)     (1,093,138)     (961,306)
Cash, beginning of the period ..........................      984,782       1,177,867     1,035,817
                                                           ----------      ----------      --------
Cash, end of the period ................................       54,295          84,729        74,511
                                                           ==========      ==========      ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for--
   Interest (net of amounts capitalized) ...............       35,536          49,784        43,780
   Income taxes ........................................         --              --            --


          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                   Audited Statement of Shareholders' Equity
          for the Year Ended December 31, 2000, and Unaudited Statement
        of Shareholders Equity for the Three Months Ended March 31, 2001

             (Amounts in thousands of euro, except per share amount)


                                        Number of                  Additional
                                         shares        Ordinary      paid-in                    Deferred    Accumulated
                                       outstanding      shares       capital      Warrants    Compensation    deficit        Total
                                       ---------------------------------------------------------------------------------------------
                                                         Euro         Euro          Euro          Euro          Euro         Euro
Balance, December 31, 1999 ..........   79,224,986        1,797      743,619        2,088          --        (239,835)      507,669

Shareholders contributions ..........    5,100,000          116      238,411         --            --            --         238,527
Shares issued for acquisition .......      221,371            5        4,316         --            --            --           4,321
Stock options exercised .............    2,221,626           49        2,696         --            --            --           2,745
Warrants exercised ..................    2,893,913           66        3,669       (1,366)         --            --           2,369
Deferred compensation ...............         --           --         26,304         --         (26,304)         --            --
Amortization of deferred
compensation ........................         --           --           --           --           7,034          --           7,034
Net loss ............................         --           --           --           --            --        (421,347)     (421,347)
                                        ----------        -----   ----------       ------      --------      --------      --------
Balance, December 31, 2000 ..........   89,661,896        2,033    1,019,015          722       (19,270)     (661,182)      341,318

Shares issued for acquisition .......        7,500            1         --           --            --            --               1
Stock options exercised .............      831,625           20          856         --            --            --             876
Warrants exercised ..................      597,302           13          584         (301)         --            --             296
Deferred compensation ...............         --           --          2,479         --          (2,479)         --            --
Amortization of deferred
 compensation .......................         --           --           --           --           2,504          --           2,504
Net loss ............................         --           --           --           --            --        (131,215)     (131,215)
                                        ----------        -----   ----------       ------      --------      --------      --------
Balance March 31, 2001 ..............   91,098,323        2,067    1,022,934          421       (19,245)     (792,397)      213,780
                                        ==========        =====    =========       ======      ========      ========      ========




          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                       NOTES TO THE UNAUDITED CONSOLIDATED
                              FINANCIAL STATEMENTS



                        AS OF MARCH 31, 2001 AND FOR THE
                   THREE MONTHS ENDED MARCH 31, 2000 AND 2001




1.            Financial Presentation and Disclosures

              In the opinion of management, the accompanying unaudited condensed consolidated financial statements of Versatel Telecom International N.V. and its wholly owned subsidiaries (the "Company") have been prepared in conformity with U.S. generally accepted accounting principles ("US GAAP") and contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's consolidated financial position as of March 31, 2001, and the results of operations and cash flows for the three months ended March 31, 2000 and 2001.

              Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the Company's 2000 audited financial statements and the notes related thereto, filed on Form 20-F. The results of operations for the three months ended March 31, 2001 may not be indicative of the operating results for the full year.

              1.1 Subsidiaries and Investments

              The consolidated financial statements include the accounts of the Company and all entities in which the Company has a controlling voting interest ("Subsidiaries"). The results of these Subsidiaries are included from the respective dates of acquisition or incorporation by the Company. All significant intercompany transactions have been eliminated.

              Minority interest in the consolidated statement of operations represents the minority shareholders' share of the income or loss of the consolidated subsidiaries. The minority interest in the consolidated balance sheet reflect the original investment by these minority shareholders in the consolidated subsidiaries, adjusted for their proportional share of the income or loss of the subsidiary. When the minority interest amount in the consolidated balance sheet is fully offset by losses of the subsidiary, the Company recognized the entire net loss of such subsidiary.

              Investments are stated at the lower of cost and net realizable value.

              1.2 Recently adopted Accounting Standards

              In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for derivative instruments and hedging activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument

(including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific accounting criteria are met. If a derivative instrument qualifies for hedge accounting, the gains or losses from the derivative may offset results from the hedged item in the statement of operations or other comprehensive income, depending on the type of hedge. To adopt hedge accounting, a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

              In June 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 138, Accounting for Certain Derivative Instruments, an amendment of SFAS No. 133. Accounting for derivative Instruments and hedging Activities. SFAS No. 133 is effective for all years beginning after June 15, 2000. (January 1, 2001 for Versatel) SFAS No.133 requires that all derivative instruments be recorded on the balance sheet at their current value. Changes in current value of derivatives are recorded in the statement of operations as comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is the type of hedge transaction. SFAS 137 delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. The Company subsequently implemented these statements as of January 1, 2001.

              1.3 Reclassification

              Certain prior period balances have been restated to conform to current year presentation.

2.            Current events

              During January 2001, the Company granted an additional 150,000 employee stock options under the 2000 Stock Option Plan. As of March 31, 2001, the Company has granted 2,688,850 of the 3,000,000 options under the 2000 Stock Option Plan as approved by the Supervisory Board. The Company expects to grant the remaining 311,150 options, along with the remaining 591,500 options under the 1999 Stock Option Plan, under the terms of the 2000 Stock Option Plan during the remainder of 2001.

              The Emerging Issues Task Force (EITF) recently issued EITF 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" which outlines the criteria when a company should report revenue based on (a) the gross amount billed to a customer or (b) the net amount retained (that is, the amount billed to the customer less the amount paid to a supplier). In assessing whether revenue should be reported gross with separate display of cost of sales to arrive at gross profit or on a net basis, the new standard requires companies to assess, among other things, whether the company acts as principal in the transaction, takes title to the products, has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and acts as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis. If these factors indicate the company performs as an agent or broker without assuming the risks and rewards of ownership of the goods, sales on these transactions would be reported on a net basis. Net income would not differ based on whether a company reports revenue on the gross amount billed to the customer or the net amount retained.

              EITF 99-19 was effective from the quarter ending December 31, 2000. The Company believes that it has properly accounted for all of its revenue streams. Nevertheless, the complexity of ETIF 99-19 and the nature of telecom transactions make it difficult to judge at this stage if some of the transactions might not have to be accounted for on a net basis. The Company is presently reviewing all the transactions that are potentially at risk. The Company believes that approximately 7% of sales are to be reviewed.

3.            Organizational restructuring

              In March 2001, the Company initiated a restructuring plan for its operations in The Netherlands and Germany. Under the plan, the Company identified 300 employees to be terminated. The restructuring was initiated to enable the Company to realize synergies existing in its operations resulting from its increased operations. These plans have been submitted to the applicable regional labor offices during March 2001, and are currently under negotiation.

              As a result of this restructuring, Versatel recognized a one-time charge of Euro 7.5 million in the first quarter of 2001 to cover employee termination costs. It is expected that the majority of this restructuring charge will lead to cash payments, primarily during the remainder of 2001 and 2002. The Company did not incur any employee termination costs to be charged against this liability during the first quarter of 2001.

              Total annual savings in selling, general and administrative expenses and cash flows are estimated to be approximately Euro 15.0 million, with Euro 10.0 million of such savings expected to be realized in 2001.

4.            Foreign Currency Transactions

              The Company's functional currency is the euro. Transactions involving other currencies are converted into euro using the exchange rates that are in effect at the time of the transaction.

              At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency re-measurements are reflected in the accompanying statements of operations.

              For the three months ended March 31, 2001, the Company realized a net exchange loss of Euro 37.5 million. An exchange loss of Euro 39.4 million was realized on the long-term debt ($225,000,000 13 1/4% Senior U.S. Dollar Notes due 2008, $150,000,000 13 1/4% Senior U.S. Dollar Notes due 2008 and $180,000,000 11 7/8% Senior U.S. Dollar Notes due 2009). In the same period, an exchange gain of Euro 1.0 million was realized on cash denominated in U.S. dollars in the amount of Euro 14.3 million and an exchange gain of Euro 1.8 million was realized on the restricted cash of Euro 28.1 million, fully denominated in U.S. dollars. An exchange loss of Euro 0.9 million also resulted from other activities.

5.            Financial Condition and Operations

              For the three months ended March 31, 2001, the Company had a loss of Euro 131.2 million. In addition, the Company had an accumulated deficit of Euro 792.4 million as of March 31, 2001.

              Although the Company expects to incur operating losses and net losses for the foreseeable future, it has a positive working capital of Euro
883.4 million at March 31, 2001, and cash and cash equivalents and marketable securities balances of Euro 1,046.3 million which, together with other available financing and cash flows from operations, will provide the Company with sufficient capital to fund its planned capital expenditures, as well as for acquisitions and anticipated losses until the middle or end of 2003. Thereafter the Company expects to raise additional funds through public or private financings from financial institutions or through asset disposals. Although the Company currently maintains significant cash balances, it may require additional capital earlier than anticipated to continue funding the expansion and development of its network and service offerings as well as for acquisitions.

6.            Segmental Reporting

              Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" has been issued and is effective for years beginning after December 15, 1997. SFAS No. 131 requires certain disclosures about business segments of an enterprise. Until 1999, the Company essentially managed its business as one segment. The Company's substantial growth during 2000 led the Company to formally manage its business by different segments on a service per customer type level and on a geographical basis. Accordingly, these segments are presented below.

Revenues

              The Company's revenues on a service by customer type is divided as follows:

                                                     Three Months Ended
                                                          March 31,
                                                   ---------------------
                                                    2000           2001
                                                   ------         -------
                                                     (euro in thousands)
Revenues
Business customers
      Telephony.......................             14,124         21,995
      Data............................              5,752         11,131
      Internet........................              2,844          9,864
Residential customers
      Telephony.......................                737          3,349
      Internet........................              1,242          3,003
Carrier Services customers
      Telephony.......................                757          6,579
      Data............................              1,082          2,010
      Other...........................              2,637          3,813
                                                   ------         ------
Total.................................             29,175         61,744
                                                   ======         ======


              The Company's revenues presented on a geographical basis is divided as follows:

                                                     Three Months Ended
                                                          March 31,
                                                   ---------------------
                                                    2000           2001
                                                   ------         -------
                                                     (euro in thousands)
The Netherlands(1)....................             20,795         31,492
Belgium...............................              3,190         13,242
Germany...............................              5,190         17,010
                                                   ------         ------
     Total............................             29,175         61,744
                                                   ======         ======

-----------
1   Includes all corporate overhead and network services components.

Adjusted EBITDA

              Adjusted EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation, amortization, restructuring expense and foreign exchange gain (loss).

              Due to the integrated nature of the Company's activities a meaningful breakdown of the Adjusted EBITDA between services per customer type is not presented here.

              The Company's Adjusted EBITDA presented on a geographical basis is divided as follows:

                                                     Three Months Ended
                                                          March 31,
                                                   ---------------------
                                                    2000           2001
                                                   ------         -------
                                                     (euro in thousands)
The Netherlands.......................            (20,810)       (12,904)
Belgium...............................             (4,240)        (3,775)
Germany...............................             (4,733)        (9,094)
                                                  --------       --------
       Total..........................            (29,783)       (25,773)
                                                  ========       ========


Fixed assets

              Due to the integrated nature of our activities a meaningful breakdown of the fixed assets between services per customer type is not presented here.

              The Company's fixed assets presented on a geographical basis is divided as follows:

                                                December 31,     March 31,
                                                    2000           2001
                                                ------------     ---------
                                                    (euro in thousands)
The Netherlands.......................            346,494        367,471
Belgium...............................             76,634         76,136
Germany...............................            168,263        170,823
                                                  -------        -------
       Total..........................            591,391        614,430
                                                  =======        =======


7             Commitments not reflected in the Balance Sheet

              Commitments in connection with the roll-out of the Company's network, not yet recorded on the balance sheet amount to approximately Euro 54.7 million as of March 31, 2001.

              The guarantees issued as of March 31, 2001 on behalf of third parties amount to Euro 7.9 million.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview


              We are a rapidly growing, competitive communications network operator in our target market of the Benelux and northwest Germany. We are a leading alternative to the former monopoly telecommunications carriers in these regions. Our objective is to become the leading fully integrated provider of local access, facilities-based broadband services, including voice, data and Internet services, to business customers in our target market. We provide high-quality, competitively priced telecommunications, data and Internet services to three targeted market segments:

              o Direct Access Services-- high bandwidth business and residential telecommunications subscribers that are directly connected to our network either through our own fiber, leased lines, DSL or radio technologies.

              o Indirect Access Services-- business and residential telecommunications subscribers that are indirectly connected to our network through carrier preselection or our "1611" carrier select code.

              o Carrier Services-- other telecommunications, data and Internet service providers that are either directly or indirectly connected to our network.

              In addition to our core business of providing broadband services to business customers in the Benelux and northwest Germany, we have created the Versatel Internet Group to further participate in the rapidly growing market for Internet services. The Versatel Internet Group consists of our consumer Internet operations in The Netherlands, Belgium and other related investments.

              Our growth is driven by our focus on providing bundled broadband services to business customers. Historically, we have focussed on providing services to small- and medium sized businesses. However, as we continue to expand our service offering and local access network are also able to provide services to larger businesses. We continually strive to develop new products and services which we are able to provide to both existing and new customers. Another key component of our growth is our expansion into northwest Germany which significantly expanded our addressable market. A further key component of our growth is the continued development of our network. We have invested in developing a dense network in our target markets which allows us to rapidly connect customers to our network. Currently, we focus on connecting customers to our network primarily through our own fiber and DSL. However, we will continue to evaluate other opportunities. Once a customer is connected to our network, we can easily expand services to such customer without incurring substantial additional investment costs.

              As of March 31, 2001, we have completed construction of approximately 2,029 kilometers of fiber-ready duct in the Benelux for the Benelux overlay sections. As of March 31, 2001, we have also completed the construction of 45 business park rings, 22 city rings and 67 "near overlay sections" with a total local access extension of 960 kilometers in the Benelux and 663 kilometers in Germany. To date, the majority of the initially planned construction of our backbone network has been completed. However, we are still negotiating an IRU for approximately 400 kilometers of backbone fiber in the north of The Netherlands and we will continue to expand our backbone network as attractive business opportunities arise. Also, we had 991 buildings connected to our network in the Benelux (including 139 co-location facilities) and 260 buildings directly connected to our network in Germany.

              As we continue to expand our operations, we anticipate that net losses also will continue to be significant due to the selling, general and administrative costs related to the expansion of our business, the leasing of access and transmission capacity, and increasing depreciation and amortization costs resulting from the continuing build-out of our network and interest charges associated with our outstanding debt. In addition, currency fluctuations between the euro and the U.S. dollar may have an adverse impact on our net income as a result of our U.S. dollar denominated indebtedness.

              We have initiated an organizational restructuring which is expected to lead to a reduction of approximately 300 employees. We have implemented our organizational restructuring in order to realize synergies existing in our operations resulting from our increased scale. As a result of this restructuring, Versatel recognized a one-time charge of Euro 7.5 million in the first quarter of 2001 to cover employee termination costs. Total annual savings in selling, general and administrative expenses are estimated to be approximately Euro 15.0 million, with Euro 10.0 million of such savings expected to be realized in 2001.

Revenues

              Generally, our services can be characterized as Internet, data and voice services. As such, we derive our revenues both from minutes of communications traffic carried by our network which are variable by customer from period to period (generally voice) and from fixed monthly fees for services provided to our customers (generally Internet and data). We allocate our revenues to the period in which the traffic was generated. The composition of our customer base, service offerings and geographical focus has continued to evolve as a result of the further development of our network, acquisitions (Svianed, VEW Telnet and KomTel) and the expansion of our product offering. As a result, we have significantly increased the portion of our revenues generated from fixed monthly fees, expanded our geographical focus to include northwest Germany and expanded our customer base to include larger customers.

              Historically, we have priced our communications services at a discount to the local PTTs and expect to continue this pricing strategy as we expand our operations. In general, prices for communications services have decreased over the last several years, both for voice traffic as well as for data and Internet services. In The Netherlands, KPN Telecom reduced its prices per minute of telecommunications traffic several times in the past two years, most recently in October 2000. Such reductions are expected to have an adverse impact on margins in the near term as we have responded by reducing our prices. In Belgium, Belgacom introduced several discount programs for selected customer groups, which we subsequently matched. In Germany, we have experienced similar levels of price reductions, which we have matched. In addition, the introduction of the euro has made pricing more transparent in the European telecommunications market, which may lead to further competition and price decreases. Our data and Internet services continue to be priced at competitive market levels, but are less influenced by the pricing power of the incumbent operators.

              A substantial portion of our revenues is attributable to fixed monthly fees, primarily through the provision of data and Internet services such as Internet connectivity, Internet Web-hosting and LAN-to-LAN Interconnect services. For the quarter ended March 31, 2001, 48.3% of our revenues were generated from the provision of data and Internet services. Our variable revenues are generated by minutes of communications billed for voice telephony services originated by our customers, terminating voice telephony traffic to customers directly connected to our network and the termination of dial-up Internet traffic onto our network for both Zon and other Internet service providers. Our consumer Internet division generates revenues from the termination of minutes of traffic onto our network as described above, selling advertising on our portals and to a lesser extent receiving a percentage of some of the e-commerce revenue generated by our subscribers.

              The following table sets forth the total revenues attributable to our operations for the years ended December 31, 1999 and December 31, 2000 and for the three months ended March 31, 2000 and March 31, 2001.

                                            Years Ended       Three Months Ended
                                            December 31,           March 31,
                                         ---------------------------------------
                                          1999       2000      2000        2001
                                         ------     ------    ------      ------
                                                   (euro in thousands)
Revenues
  Business customers
    Telephony ......................     31,695     70,833     14,124     21,995
    Data ...........................     14,109     25,909      5,752     11,131
    Internet .......................      4,942     26,378      2,844      9,864
  Residential customers
    Telephony ......................        405      9,012        737      3,349
    Internet .......................        286     11,650      1,242      3,003
  Carrier Services customers
    Telephony ......................      5,194     18,098        757      6,579
    Data ...........................      1,906     10,982      1,082      2,010
    Other ..........................        --       8,607      2,637      3,813
                                         ------    -------     ------     ------
      Total ........................     58,537    181,469     29,165     61,744
                                         ======    =======     ======     ======


Customers

              Historically, we generated our revenues from small- and medium-sized business customers. Following the acquisition of Svianed in 1999, we started to generate revenues from larger customers, such as the Gak Group, which represented 5.5% of our revenues for the quarter ended March 31, 2001. In the Benelux, Versatel approaches the residential market by providing carrier services such as carrier select hosting to resellers, who themselves target the residential market. As our network has expanded, we have increased our marketing efforts in the carrier services segment to increase the use of our network and to capture revenues and margins from markets we do not target directly. In Germany, we believe market dynamics including the high penetration of ISDN services, justify offering services directly to the residential market in selected situations. The companies we acquired in Germany have residential customers among their customer base and this has resulted in a substantial increase in our residential customer base.

              As a result of our continued growth, our total number of business customers, including data and Internet customers was more than 62,000 as of March 31, 2001. The following table sets forth the total number of customers for our services, for the years ended December 31, 1999 and December 31, 2000 and for the three months ended March 31, 2000 and March 31, 2001:

                                       Years Ended            Three Months Ended
                                       December 31,                 March 31,
                                   ---------------------------------------------
                                    1999         2000         2000         2001
                                   ------       ------       ------       ------
Customers
  Business
    Benelux
      Direct ...............          119          589          165        1,095
      Indirect .............       11,303       23,881       12,152       24,775
      Web-hosting ..........       10,535       21,707       12,000       23,800
    Germany
      Direct ...............          522        4,472          833        5,440
      Indirect .............        3,899        7,962        4,276        8,373

  Residential ..............        1,533       31,790        2,290       36,396

  Carrier services .........           45          146           40          147

              The number of subscribers to Zon, our free Internet Service Provider, has increased to 1,102,000 on March 31, 2001 from 968,000 on December 31, 2000 and 275,000 on December 31, 1999.

Geographical focus

              We generate revenues in The Netherlands, Belgium and Germany. The geographical composition of our revenues for the years ended December 31, 1999, December 31, 2000 and March 31, 2000 and March 31, 2001 was as follows:

                                       Years Ended            Three Months Ended
                                       December 31,                 March 31,
                                   ---------------------------------------------
                                    1999         2000         2000         2001
                                   ------       ------       ------       ------
                                                (euro in thousands)
Revenues
  The Netherlands .......          52,323       116,804      20,795      31,492
  Belgium ...............           4,417        21,634       3,190      13,242
  Germany ...............           1,797        43,031       5,190      17,010
                                   ------       -------      ------      ------
    Total ...............          58,527       181,469      29,175      61,744
                                   ------       -------      ------      ------

Cost of Revenues

              Our costs of revenues are comprised of fixed network costs and variable costs associated with the origination and termination of minutes of communication traffic. To date, our fixed network costs have primarily consisted of leased lines for sections of our backbone network, leased lines for directly connecting customers to our network, fees to other Internet service providers for the termination of Internet traffic, interconnection charges, and subscription charges. Origination and termination costs represent the cost of carrying minutes of communication traffic from our customers to our network and from our network to the final destination, respectively.

              We are experiencing a reduction in the costs associated with leased lines as we replace leased lines with our own network. However, in order to accelerate deployment of our local access strategy, we have connected customers to our network temporarily through leased lines. We expect fixed network costs in the long run to decline due to the continuing build out of our network, technological improvements, and further liberalization of the European telecommunications market and increased availability of transmission capacity.

              We have experienced a decline in the variable costs associated with minutes of communications traffic on a per minute basis for several factors, including: (a) the incremental build out of our network, which increases the number of points we interconnect with the PTTs and the number of carriers with which we interconnect, (b) the increase of minutes we originate and terminate, which leads to higher volume discounts available to us, (c) more rigorous implementation of the European Community directives requiring cost-based termination rates and leased line rates and (d) the emergence of new telecommunication service providers and the construction of new transmission facilities, which results in increased competition. However, there can be no assurance that the trend of decreasing variable costs will continue. If reductions in variable costs do not in fact outpace reductions in variable revenues, we may experience a substantial reduction in our margins on minutes of communication traffic which, absent a significant increase in billable minutes of traffic carried, increased charges for other services, or a shift in the mix of subscription and variable revenues to more subscription revenues, would have a material adverse effect on our business and financial results.

Selling, General and Administrative Expenses

              Selling, general and administrative expenses are comprised primarily of salaries, employee benefits, office and administrative expenses, professional and consulting fees and marketing costs for both our core business and our consumer Internet business. Although these expenses increased as we developed and expanded our operations, they have started to decline in the two most recent quarters, both as a percentage of revenue and in absolute terms. We expect selling, general and administrative expenses as a percentage of revenue to vary from period to period. Due to the recently announced restructuring, we expect to realize total annual savings in selling, general and administrative expenses of approximately Euro 15.0 million, with Euro 10.0 million of such savings expected to be realized in 2001.

Depreciation and Amortization

              We capitalize and depreciate our fixed assets, including switching and transmission equipment, routers, fiber optic cable and rights of use, over periods ranging from three to 20 years taking residual values into account. Historically, we have capitalized and amortized the cost of installing dialers at customer sites. The development of our network, including construction, indefeasible rights of use, and equipment, requires large capital expenditures resulting in larger depreciation charges in the future. In addition, the goodwill associated with our acquisitions will account for a substantial portion of our depreciation and amortization charge. We capitalize interest charges for the costs related to that portion of our network which is under construction, which among other things consists of overlay sections, network equipment, and city rings, using the average interest rate of our outstanding debt. In addition, we capitalize selling, general and administrative expenses to the extent that they relate to network development activities, IT development or product development. Increased capital expenditures will adversely affect our future operating results due to increased depreciation charges.

Foreign Exchange

              A significant portion of our indebtedness is denominated in U.S. dollars, but our revenues are generated and costs incurred almost entirely in countries that have adopted the euro. We are therefore exposed to fluctuations in the U.S. dollar and the euro, which may result in foreign exchange gains and/or losses, and our ability to pay interest and principal due on our indebtedness will be affected by changes in the exchange rate between the U.S. dollar and the euro. A number of equipment purchases and consultancy activities are billed to us in currencies other than those linked to the euro.

Results of Operations

For the three months ended March 31, 2001 compared to the three months ended March 31, 2000

              Revenues increased by Euro 32.6 million to Euro 61.7 million for the three months ended March 31, 2001 from Euro 29.1 million for the three months ended March 31, 2000, representing an increase of 112.0%. The growth in revenues resulted from acquisitions and autonomous growth. New revenues were generated through the acquisitions of KomTel in Germany, acquired on March 24, 2000, and Klavertel N.V. and its wholly owned subsidiaries Compath N.V., Keys-Tone N.V. and MMDI N.V. in Belgium, acquired on June 9, 2000. Included in the revenues for the three months ended March 31, 2001, are revenues of Komtel of Euro 11.1 million and of Klavertel N.V. and its wholly owned subsidiaries Compath N.V., Keys-Tone N.V. and MMDI N.V. of Euro 6.1 million. The connection of new customers, the provision of additional data and Internet services to existing customers in The Netherlands, Belgium and Germany, and an increase in carrier services sales also contributed to this increase.

              Included in the revenues are data and Internet service revenues amounting to Euro 26.0 million for the three months ended March 31, 2001, up from Euro 11.0 million for the three months ended March 31, 2000, representing an increase of 136%. The per minute revenue of voice telecommunications has been negatively impacted by frequent price reductions resulting from competitive pressures. However, these per minute declines have been more than offset by an increase in billable minutes. As a result, our voice revenues increased by 104% to Euro 31.9 million in the three months ended March 31, 2001, from Euro 15.6 million in the three months ended March 31, 2000. We also made other sales of Euro 3.8 million in the three months ended March 31, 2001, compared to Euro 2.6 million in the three months ended March 31, 2000.

              Our total number of business customers increased to more than 62,000 on March 31, 2001 compared to 38,000 on March 31, 2000. As of March 31, 2001, Zon had more than 1,102,000 registered subscribers in The Netherlands compared to more than 500,000 on March 31, 2000.

              Cost of revenues increased by Euro 18.0 million to Euro 40.2 million for the three months ended March 31, 2001 from Euro 22.2 million for the three months ended March 31, 2000, an increase of 81.1%, primarily reflecting an increase in billable minutes, purchases of increased interconnect capacity, additional leased lines to co-location facilities and Internet termination charges. Our acquisitions of Klavertel N.V. and its wholly owned subsidiaries, Compath N.V., Keys-Tone N.V. and MMDI N.V. in Belgium and KomTel GmbH in Germany added Euro 4.1 million and Euro 8.9 million, respectively, to cost of revenues for the period.

              Our cost of revenues have also been negatively impacted as Dutch mobile phone operators have instituted call-blocking to prevent us from utilizing lower international terminating alternatives compared to their higher cost termination charges for fixed to mobile communications minutes.

              However, our cost of revenues were positively impacted by a relative reduction in our dependency on leased lines to connect our customers directly on to our backbone network.

              Selling, general and administrative expenses increased by Euro
10.6 million to Euro 47.3 million for the three months ended March 31, 2001, from Euro 36.7 million for the three months ended March 31, 2000, representing an increase of 28.9%. This primarily resulted from an increase in the number of staff members in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, additional facilities cost, and additional expenses as a result of the acquisitions of Klavertel N.V. and its subsidiaries and KomTel.

              Included in these expenses are a non-cash charge of Euro 2.5 million related to the issuance of employee stock options.

              Restructuring expense amounted to Euro 7.5 million for the three months ended March 31, 2001 as a result of the restructuring initiated by Versatel in March 2001. Under the restructuring plan, Versatel identified 300 employees to be terminated. The restructuring was initiated to enable Versatel to realize synergies existing in its operations resulting from its increased operations. These plans have been submitted to the applicable regional labor offices during March 2001, and are currently under negotiation.

              As a result of this restructuring, Versatel recognized a one-time charge of Euro 7.5 million in the first quarter of 2001 to cover employee termination costs. It is expected that the majority of this restructuring charge will lead to cash payments, primarily during the remainder of 2001 and 2002. Versatel did not incur any employee termination costs to be charged against this liability during the first quarter of 2001.

              Total annual savings in selling, general and administrative expenses and cash flows are estimated to be approximately Euro 15.0 million, with Euro 10.0 million of such savings expected to be realized in 2001.

              Depreciation and amortization expenses increased by Euro 15.0 million to Euro 30.3 million for the three months ended March 31, 2001, from Euro 15.3 million for the three months ended March 31, 2000. Depreciation of fixed assets increased by Euro 13.2 million to Euro 23.2 million for the three months ended March 31, 2001 from Euro 10.0 million for the three months ended March 31, 2000. This increase is primarily related to depreciation resulting from capital expenditures incurred in connection with the expansion of our network, an increase in the number of buildings connected to our network and the purchase of computer equipment and office furniture for our new headquarters and datacenter. Also included in the depreciation and amortization expenses is the amortization of goodwill of Euro 7.1 million for the three months ended March 31, 2001, compared to Euro 5.3 million for the three months ended March 31, 2000. The increase is primarily due to the additional goodwill incurred in connection with the acquisitions of Komtel and Klavertel and its subsidiaries.

              Currency exchange losses, net, increased by Euro 13.4 million to Euro 37.5 million for the three months ended March 31, 2001 from Euro 24.1 million for the three months ended March 31, 2000. The increase can primarily be attributed to an increase in the devaluation of the euro to the dollar from $0.9388 per Euro 1.00 as of December 31, 2000 to $0.8794 per Euro 1.00 as of March 31, 2001, a devaluation of 6.8% compared to a devaluation of 3.5% in the three months ended March 31, 2000.

              Interest income increased by Euro 5.0 million to Euro 14.3 million for the three months ended March 31, 2001, from Euro 9.3 million for the three months ended March 31, 2000. This increase is primarily attributed to our increased positive cash balance as a result of our debt and equity offerings at the end of March 2000.

              Interest expense increased by Euro 16.2 million to Euro 44.5 million for the three months ended March 31, 2000, from Euro 28.3 million for the three months ended March 31, 2000. This increase is primarily related to the accrual of interest expense on the notes issued as a result of our debt offerings at the end of March 2000.

              Other income amounted to Euro 0.1 million and relate primarily to the gain realized on the sale of Keys-Tone N.V. in Belgium. We incurred no other income in the three months ended March 31, 2000.

Liquidity and Capital Resources

              We have incurred significant operating losses and negative cash flows as a result of the development of our business and network. Prior to May 1998, we financed our growth primarily through equity and subordinated loans from our shareholders. Since then, we have raised an aggregate of Euro 1,960 million and $565 million in net proceeds, net of offering expenses, in a series of debt and equity offerings, most recently in March 2000, when we (i) issued Euro 300 million 11 1/4% Senior Euro Notes due 2010, (ii) sold 10,200,000 ordinary shares (5,100,000 of which were sold by a number of selling shareholders) as well as (iii) issued Euro 360 million of 4% Senior Convertible Notes due 2005. We raised net proceeds, after transaction expenses, of Euro
282.0 million, Euro 238.3 million and Euro 350.0 million, in these offerings, respectively.

              We have used a significant amount of the net proceeds of the debt and equity offerings to make capital expenditures related to the expansion and development of our network, to acquire various companies, to fund operating losses and for other general corporate purposes.

              Our existing cash balances, together with other available financing and cash flows from operations, should provide us with sufficient capital to fund planned capital expenditures to expand our local access network, invest in Internet and data services, as well as for acquisitions and anticipated losses until the middle or end of 2003. We expect to raise additional funds in 2002 through public or private financing or from financial institutions.

              Although we currently maintain significant cash balances, we may require additional capital earlier than anticipated to continue funding the expansion and development of our network and service offerings as well as for acquisitions.

              To date, we have made limited use of bank facilities and capital lease financing. We may seek to raise senior secured debt financing in the future to fund the expansion of our network and for general corporate purposes.

              After May 15, 2001, our funds that have been placed in escrow to cover interest payments on the high yield notes issued in 1998 will have been exhausted. We will need to increase substantially our net cash flow in order to meet our debt service obligations.

              The general rate of inflation has been low in the Benelux and Germany in recent years. We do not expect that inflationary pressures in the future, if any, will have a material impact on our results of operations or financial condition.

              Net cash used in operating activities was Euro 73.5 million for the three months ended March 31, 2001, compared to Euro 46.2 million for the three months ended March 31, 2000. This increase was primarily the result of an increase in operating losses and the increase in accounts receivable as a result of increased revenues.

              Net cash used in investing activities was Euro 1,018.2 million for the three months ended March 31, 2001, compared to Euro 1,745.7 million for the three months ended March 31, 2000. Included in the cash used in investing activities for the three months ended March 31, 2000 are non-recurring finance costs due to our offerings of senior notes and convertible notes in March 2000 of Euro 19.3 million, and Euro 63.0 million paid in connection with the acquisition of and investment in new businesses, of which Euro 61.6 million was paid to the former shareholder of Komtel and Euro 1.4 million in connection with our investment in Hot Orange B.V. Our net investment in marketable securities has also decreased by Euro 645.4 million for the three months ended March 31, 2001 from Euro 1,606,7 million for the three months ended March 31, 2000, compared to Euro 961.5 million for the three months ended March 31, 2001. This reduction is primarily the result of operating losses and capital expenditures incurred in connection with the build-out of our network.

              Net cash used in financing activities was Euro 1.4 million for the three months ended March 31, 2001, compared to Euro 861.3 million provided by financing activities for the three months ended March 31, 2000. Included in the cash provided by financing activities for the three months ended March 31, 2000 are non-recurring proceeds from the offerings of senior notes and convertible notes of Euro 659.9 million, and the offering of ordinary shares of Euro 198.4 million.

ITEM 3.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

              Our financial department manages our funding, liquidity and exposure to foreign exchange rate risks. It is our policy not to enter into any transactions of a speculative or trading nature.

              Our debt obligations that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rates between the U.S. dollar and the euro in which our revenues are denominated. However, in conjunction with our two high yield offerings in 1998 we have placed in escrow and pledged for the benefit of the holders of the notes issued in these two high yield offerings U.S. government securities sufficient to pay interest due on such notes until and including the scheduled interest payment on May 15, 2001.

              The notes issued in the two high yield offerings in 1998, $225,000,000 13 1/4% Senior Notes and $150,000,000 13 1/4% Senior Notes will mature on May 15, 2008. The high yield notes issued in July 1999 of $180,000,000 11 7/8% Senior Notes and Euro 120,000,000 11 7/8% Senior Notes will mature on July 15, 2009, and the high yield notes issued in March 2000, 11 1/4% Euro 300,000,000 Senior Notes will mature on March 30, 2010. Our convertible notes, Euro 300,000,000 4% Senior Convertible Notes due 2004, and Euro 360,000,000 4% Senior Convertible Notes due 2005 will mature on December 17, 2004 and March 30, 2005, respectively. Unless previously redeemed or converted, we are not required to make any mandatory redemption (other than an offer to repurchase these notes upon a change in control of Versatel) prior to maturity of these notes. Since the interest rate on each of the notes issued in the high yield offerings is fixed and the effective interest rate on our convertible notes increases at fixed increments, we have limited our exposure to risks due to fluctuations of interest rates. At March 31, 2001, the fair value of the notes issued in the high yield offerings was approximately Euro 568.5 million and the fair value of our convertible notes was approximately Euro 316.8 million.

              The costs and expenses relating to the construction of our network and the development of our sales and marketing resources will largely be in euro. Therefore, the construction of our network and the development of our sales and marketing resources will also be subject to currency exchange rate fluctuations as we exchange the proceeds from the remaining proceeds from our dollar denominated offerings to pay our construction costs. However, as of March 31, 2001, we had exchanged all but $32.6 million of the proceeds from these offerings into Dutch guilders or euro. Prior to the application of the net proceeds from these offerings, such funds have been invested in short-term investment grade securities. Versatel from time to time hedges a portion of its foreign currency risk in order to lock into a rate for a given time. In addition, we may become subject to greater foreign exchange fluctuations as we continue to expand our operations outside The Netherlands and receive more revenues denominated in currencies other than Dutch guilders, although the introduction of the euro has largely eliminated these risks as all three Benelux countries and Germany have adopted the euro as their legal currency.

                           PART II - OTHER INFORMATION


ITEM 1.       LEGAL PROCEEDINGS

Taxation on share option plan

              In October 2000, we were informed by the public prosecutor of potential civil and criminal tax liabilities relating to certain employee stock options granted prior to our initial public offering in July 1999. Although we consulted with our Dutch tax advisors and the Dutch tax authorities prior to issuing these options and believe that the tax treatment of these options was correct, we are in negotiations with the public prosecutor to settle these charges (without admitting or denying guilt). The public prosecutor has indicated that he intends to seek a penalty and tax payment up to approximately Euro 15.0 million. Versatel intends to vigorously challenge both the tax payment as well as the payment of any significant penalty amount.

              Versatel is from time to time involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation to which Versatel is a party will have a material adverse effect on our financial position or results of operations.

ITEM 2.       CHANGES IN SECURITIES

              None.

ITEM 3.       DEFAULTS UPON SENIOR SECURITIES

              None.

ITEM 4.       SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

              None.

ITEM 5.       OTHER INFORMATION

              None.

ITEM 6.       EXHIBITS AND REPORTS ON FORM 8-K

              None.

                                   SIGNATURES


              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 15, 2001.


                                            Versatel Telecom International N.V.


                                            By:         /s/ RAJ RAITHATHA
                                               ---------------------------------
                                                        Raj Raithatha
                                                        Managing Director and
                                                        Chief Executive Officer



                                            By:         /s/ PHILIPPE SANTIN
                                                --------------------------------
                                                        Philippe Santin
                                                        Chief Financial Officer



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